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Exhibit

Exhibit            Description

99                    Announcement on 2020/11/09: Change of the Company’s director

Exhibit 99

Change of the Company’s director

1. Date of occurrence of the change: 2020/11/09

2. Elected or changed position (Please enter institutional director, institutional supervisor, independent director, natural-person director or natural-person supervisor): natural-person director

3. Title, name and resume of the previous position holder:

Chung Laung Liu, director of United Microelectronics Corporation

4. Title, name and resume of the new position holder: NA

5. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): death

6. Reason for the change: death

7. Number of shares held by the new position holder when elected: NA

8. Original term (from __________ to __________): 2018/06/12~2021/06/11

9. Effective date of the new appointment: NA

10. Turnover rate of directors of the same term: 1/9

11. Turnover rate of independent directors of the same term: NA

12. Turnover rate of supervisors of the same term: NA

13. Change in one-third or more of directors (Please enter “Yes” or “No”): No

14. Any other matters that need to be specified: None